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October 19, 2009

Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.: Document Control - EDGAR

RE: RIVERSOURCE BOND SERIES, INC. (FILE NOS. 002-72174 / 811-3178)
       N-CSR for the annual report for the period ended July 31, 2008 for each of:
          RiverSource Floating Rate Fund
          RiverSource Income Opportunities Fund
          RiverSource Inflation Protected Securities Fund
          RiverSource Limited Duration Bond Fund
    RIVERSOURCE CALIFORNIA TAX-EXEMPT TRUST (FILE NOS. 33-5103 / 811-4646)
       N-CSR for the annual report for the period ended Aug. 31, 2008 for:
          RiverSource California Tax-Exempt Fund
    RIVERSOURCE DIMENSIONS SERIES, INC. (FILE NOS. 2-28529 / 811-1629)
       N-CSR for the annual report for the period ended July 31, 2008 for each of:
          RiverSource Disciplined Small and Mid Cap Equity Fund
          RiverSource Disciplined Small Cap Value Fund
    RIVERSOURCE EQUITY SERIES, INC. (FILE NOS. 2-13188 / 811-772)
       N-CSR for the annual report for the period ended Nov. 30, 2008 for:
          RiverSource Mid Cap Growth Fund
    RIVERSOURCE GLOBAL SERIES, INC. (FILE NOS. 33-25824 / 811-5696)
       N-CSR for the annual report for the period ended Oct. 31, 2008 for each of:
          RiverSource Absolute Return Currency and Income Fund
          RiverSource Emerging Markets Bond Fund
          RiverSource Global Bond Fund
          Threadneedle Global Equity Income Fund
          Threadneedle Global Extended Alpha Fund
    RIVERSOURCE GOVERNMENT INCOME SERIES, INC. (FILE NOS. 2-96512 / 811-4260)
       N-CSR for the annual report for the period ended May 31, 2008 for:
          RiverSource U.S. Government Mortgage Fund
    RIVERSOURCE INCOME SERIES, INC. (FILE NOS. 2-10700 / 811-499)
       N-CSR for the annual report for the period ended Jan. 31, 2009 for each of:
          RiverSource Income Builder Basic Income Fund
          RiverSource Income Builder Enhanced Income Fund
          RiverSource Income Builder Moderate Income Fund
    RIVERSOURCE INTERNATIONAL MANAGERS SERIES, INC. (FILE NOS. 333-64010 /
       811-10427)
       N-CSR for the annual report for the period ended Oct. 31, 2008 for each of:
          RiverSource Partners International Select Value Fund
          RiverSource Partners International Small Cap Fund
    RIVERSOURCE INTERNATIONAL SERIES, INC. (FILE NOS. 2-92309 / 811-4075)
       N-CSR for the annual report for the period ended Oct. 31, 2008 for each of:
          RiverSource Disciplined International Equity Fund
          Threadneedle European Equity Fund
          Threadneedle International Opportunity Fund
    RIVERSOURCE INVESTMENT SERIES, INC. (FILE NOS. 2-11328 / 811-54)
       N-CSR for the annual report for the period ended Sept. 30, 2008 for each of:
          RiverSource Disciplined Large Cap Growth Fund
          RiverSource Disciplined Large Cap Value Fund
          RiverSource Diversified Equity Income Fund
          RiverSource Mid Cap Value Fund


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    RIVERSOURCE MANAGERS SERIES, INC. (FILE NOS. 333-57852 / 811-10321)
       N-CSR for the annual report for the period ended May 31, 2008 for each of:
          RiverSource Partners Aggressive Growth Fund
          RiverSource Partners Fundamental Value Fund
          RiverSource Partners Select Value Fund
          RiverSource Partners Small Cap Equity Fund
          RiverSource Partners Small Cap Value Fund
    RIVERSOURCE MARKET ADVANTAGE SERIES, INC. (FILE NOS. 33-30770 / 811-5897)
       N-CSR for the annual report for the period ended Jan. 31, 2009 for each of:
          RiverSource S&P 500 Index Fund
          RiverSource Small Company Index Fund
    RIVERSOURCE MONEY MARKET SERIES, INC. (FILE NOS. 2-54516 / 811-2591)
       N-CSR for the annual report for the period ended July 31, 2008 for:
          RiverSource Cash Management Fund
    RIVERSOURCE SECTOR SERIES, INC. (FILE NOS. 33-20872 / 811-5522)
       N-CSR for the annual report for the period ended June 30, 2008 for each of:
          RiverSource Dividend Opportunity Fund
          RiverSource Real Estate Fund
    RIVERSOURCE SELECTED SERIES, INC. (FILE NOS. 2-93745 / 811-4132)
       N-CSR for the annual report for the period ended March 31, 2008 for:
          RiverSource Precious Metals and Mining Fund
    RIVERSOURCE SERIES TRUST (FILE NOS. 333-131683 / 811-21852)
       N-CSR for the annual report for the period ended April 30, 2008 for each of:
          RiverSource 120/20 Contrarian Equity Fund
          RiverSource Retirement Plus 2010 Fund
          RiverSource Retirement Plus 2015 Fund
          RiverSource Retirement Plus 2020 Fund
          RiverSource Retirement Plus 2025 Fund
          RiverSource Retirement Plus 2030 Fund
          RiverSource Retirement Plus 2035 Fund
          RiverSource Retirement Plus 2040 Fund
          RiverSource Retirement Plus 2045 Fund
    RIVERSOURCE SHORT-TERM INVESTMENTS SERIES, INC. (FILE NO. 811-21914)
       N-CSR for the annual report for the period ended July 31, 2008 for:
          RiverSource Short-Term Cash Fund
    RIVERSOURCE SPECIAL TAX-EXEMPT SERIES TRUST (FILE NOS. 33-5102 / 811-4647)
       N-CSR for the annual report for the period ended Aug. 31, 2008 for each of:
          RiverSource Minnesota Tax-Exempt Fund
          RiverSource New York Tax-Exempt Fund
    RIVERSOURCE STRATEGIC ALLOCATION SERIES, INC. (FILE NOS. 2-93801 / 811-4133)
       N-CSR for the annual report for the period ended Sept. 30, 2008 for each of:
          RiverSource Strategic Allocation Fund
          RiverSource Strategic Income Allocation Fund
    RIVERSOURCE STRATEGY SERIES, INC. (FILE NOS. 2-89288 / 811-3956)
       N-CSR for the annual report for the period ended March 31, 2008 for:
          RiverSource Partners Small Cap Growth Fund
    RIVERSOURCE TAX-EXEMPT INCOME SERIES, INC. (FILE NOS. 2-63552 / 811-2901)
       N-CSR for the annual report for the period ended Nov. 30, 2008 for:
          RiverSource Tax-Exempt High Income Fund
    RIVERSOURCE TAX-EXEMPT MONEY MARKET SERIES, INC. (FILE NOS. 2-66868 /
       811-3003)
       N-CSR for the annual report for the period ended Dec. 31, 2008 for:
          RiverSource Tax-Exempt Money Market Fund
    RIVERSOURCE TAX-EXEMPT SERIES, INC. (FILE NOS. 2-57328 / 811-2686)
       N-CSR for the annual report for the period ended Nov. 30, 2008 for each of:
          RiverSource Intermediate Tax-Exempt Fund
          RiverSource Tax-Exempt Bond Fund


Page 2 of 7

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    SELIGMAN CAPITAL FUND, INC. (FILE NOS. 002-33566 / 811-01886)
       N-CSR for the annual report for the period ended Dec. 31, 2008
    SELIGMAN CASH MANAGEMENT FUND, INC. (CURRENTLY KNOWN AS RIVERSOURCE
       GOVERNMENT MONEY MARKET FUND, INC.) FILE NOS. 002-56805 / 811-02650) N-CSR for the annual report for the period ended Dec. 31, 2008
    SELIGMAN COMMUNICATIONS AND INFORMATION FUND, INC. (FILE NOS. 002-80168 /
       811-03596)
       N-CSR for the annual report for the period ended Dec. 31, 2008
    SELIGMAN FRONTIER FUND, INC. (FILE NOS. 002-92487 / 811-04078)
       N-CSR for the annual report for the period ended Oct. 31, 2008
    SELIGMAN LASALLE INTERNATIONAL REAL ESTATE FUND, INC. (CURRENTLY KNOWN AS \
       RIVERSOURCE LASALLE INTERNATIONAL REAL ESTATE FUND, INC.)
       (FILE NOS. 333-141258 / 811-22031)
       N-CSR for the annual report for the period ended Dec. 31, 2008
    SELIGMAN LASALLE REAL ESTATE FUND SERIES, INC. (FILE NOS. 333-105799 /
       811-21365)
       N-CSR for the annual report for the period ended Dec. 31, 2008 for each of:
          Seligman LaSalle Global Real Estate Fund (currently known as RiverSource LaSalle Global Real Estate Fund)
          Seligman LaSalle Monthly Dividend Real Estate Fund (currently known as RiverSource LaSalle Monthly Dividend Real Estate Fund)
    SELIGMAN TARGETHORIZON ETF PORTFOLIOS, INC. (FILE NOS. 333-126647 /
       811-21788)
       N-CSR for the annual report for the period ended Sept. 30, 2008 for each of:
          Seligman TargETFund 2015
          Seligman TargETFund 2025
          Seligman TargETFund 2035
          Seligman TargETFund 2045
          Seligman TargETFund Core
    TRI-CONTINENTAL CORPORATION (FILE NOS. 333-104669 / 811-00266)
       N-CSR for the annual report for the period ended Dec. 31, 2008

Dear Ms. Mengiste:

This letter responds to your comments received by telephone on July 31, 2009 for the above-referenced Funds' annual reports filed on Form N-CSR for the periods indicated. Comments 1 through 9 represent previous comments received on April 3, 2009 that are considered applicable to this group of funds.

COMMENT 1: For applicable Fund shareholder reports, please revise the graph depicting the Fund's long-term performance to improve the ability to distinguish between the lines representing the Fund and its comparative indices.

     RESPONSE: The graph has been redesigned to better distinguish between the lines representing a Fund and its comparative indices. Design changes include the following: varying line thickness and shading, minimizing the scale used for the vertical axis and increasing the frequency of plot points.

COMMENT 2: In general, at fiscal year end or subsequent thereto, have the Funds experienced any issues with regard to liquidity, valuation, pricing or redemptions? If so, to what extent?

     RESPONSE: During the period, no Fund experienced liquidity issues impacting its investment operations or its ability to satisfy redemption requests, and no Fund experienced material pricing or valuation issues. Because of the volatility of the recent market environment, however, Fund management has spent increased time and effort to assess the adequacy and sufficiency of its pricing and valuation procedures.

COMMENT 3: In particular with regards to defaulted portfolio securities, at fiscal year end or subsequent thereto, have the Funds experienced any material issues with regard to pricing or liquidity? If so, to what extent?


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     RESPONSE: During the period, no Fund experienced a liquidity issue as a result of defaulted portfolio securities, and there were no issues related to the pricing and valuation of such securities. Fund management continues to adhere to its process for monitoring defaulted portfolio securities.

COMMENT 4: With regards to securities on loan, please describe the Funds' policy with regard to the collateral received. Is the collateral invested? Have there been any problems with pricing of the collateral? Also, please explain whether the Funds' retain voting authority for securities on loan.

     RESPONSE: All funds in the RiverSource Family of Funds have a Securities Lending Agreement (the Agreement) with JPMorgan Chase Bank, National Association (JPMorgan) that authorizes JPMorgan as securities lending agent to lend securities to authorized borrowers on behalf of the Funds. The Funds retain discretionary authority to recall securities on loan in order to vote proxies. The Funds have not had any issues with collateral including the pricing of collateral. Additional background regarding the securities lending program is included in the shareholder reports for those Funds that participate in the securities lending program substantially as follows.

     Pursuant to the Agreement, the securities loaned are secured by cash or U.S. government securities equal to at least 100% of the market value of the loaned securities. Any additional collateral required to maintain those levels due to market fluctuations of the loaned securities is delivered the following business day. Cash collateral received is invested by the lending agent on behalf of the Fund into authorized investments pursuant to the Agreement. The investments made with the cash collateral are listed in the Portfolio of Investments. The values of such investments and any uninvested cash collateral balance are disclosed in the Statement of Assets and Liabilities along with the related obligation to return the collateral upon the return of the securities loaned. At [date], securities valued at [$] were on loan, secured by cash collateral of [$] invested in short-term securities or in cash equivalents.

     Risks of delay in recovery of securities or even loss of rights in the securities may occur should the borrower of the securities fail financially. Risks may also arise to the extent that the value of the securities loaned increases above the value of the collateral received. JPMorgan will indemnify the Fund from losses resulting from a borrower's failure to return a loaned security when due. Such indemnification does not extend to losses associated with declines in the value of cash collateral investments. Loans are subject to termination by the Fund or the borrower at any time, and are, therefore, not considered to be illiquid investments.

     Pursuant to the Agreement, the Fund receives income for lending its securities either in the form of fees or by earning interest on invested cash collateral, net of negotiated rebates paid to borrowers and fees paid to the lending agent for services provided and any other securities lending expenses. Income of [$] earned from securities lending from [date] to [date] is included in the Statement of Operations. The Fund also continues to earn interest and dividends on the securities loaned.

COMMENT 5: To the extent a Fund has a high rate of portfolio turnover, please highlight it in the MDFP.

     RESPONSE: Funds that have experienced a high rate of portfolio turnover during the last fiscal year will highlight the portfolio turnover in the MDFP.

COMMENT 6: Please supplementally describe the circumstances under which cash collateral for securities lending is held with the broker instead of the custodian.

     RESPONSE: JPMorgan acts as the custodian and the securities lending agent for all funds in the RiverSource Family of Funds, as described above in the Response to Comment 4. Under the Securities Lending Agreement, JPMorgan holds cash collateral from securities lending for each Fund in a segregated account that is separate from each Fund's primary custodial accounts. Cash collateral is not held by brokers that receive loaned securities.

COMMENT 7: In the Notes to Portfolio of Investments, please include the percentage of Fund assets held in illiquid securities.


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     RESPONSE: The percentage of Fund assets held in illiquid securities will be added to the applicable footnote to the list of Portfolio of Investments.

COMMENT 8: For the Seligman Fund shareholder reports, please explain whether mortgage dollar rolls are included in Fund borrowing.

     RESPONSE: The Seligman Funds account for mortgage dollar rolls as discrete transactions and record a gain or loss on the sale of the initial security purchased. The payable for the new security purchased is included within the line item "Payable for securities purchased" in the Statement of Assets and Liabilities. They are not treated as borrowings. If the settlement date of the new security purchased is beyond trade date + 3, the Fund segregates assets of equal or greater value to cover its purchase obligation.

COMMENT 9: For the RiverSource and Threadneedle Fund shareholder reports, supplementally explain what "worst of call options" are.

     RESPONSE: A worst-of-call option is an over-the-counter options contract comprised of a basket, or bundle, of call options all with the same expiration dates but for different underlying assets. On the expiration date, only the worst performing option (the option where the percentage move in the price of the underlying asset from trade date to expiration date is the least) will be exercised.

COMMENT 10: Instructions 5 and 6 to Item 27(b)(7) of New Form N-1A discuss the appropriate indices to use in comparing a Fund's performance. In certain Fund reports (i.e., RiverSource Retirement Plus Funds) there may be up to five indices included in the line graph. Consider limiting the comparison to no more than three indices (a broad-based, an additional broad-based and a non-securities).

     RESPONSE: In most instances the comparison is limited to two indices, a broad-based securities market index and a Lipper index. However, there may be times when more than two indices are included. For instance, as outlined in Instruction 7 to Item 27(b)(7), if a Fund uses an index that is different from the one used for the immediately preceding fiscal year, the comparison needs to include the new and former indices for one year. In the case of certain other funds, such as the Retirement Plus Funds, blended indices are used. When blended indices are used, all components of such blend are also included.

COMMENT 11: Rule 6-07(2)(b) of Regulation S-X requires that any other expense item the amount of which exceeds five percent of the total expenses shown on the Statement of Operations should be stated separately. Please confirm that there is no single item within the "Miscellaneous" or "Other" expense line on the Statement of Operations that exceeds this five percent rule.

     RESPONSE: We have confirmed that there is no single item within the category of "Miscellaneous" or "Other" that exceeded the five percent rule to which the item would need to be stated separately.

COMMENT 12: Certain Funds have a line item on the Statement of Assets and Liabilities entitled "Bank overdraft." In the Note on Borrowing there is no reference to such a bank overdraft. Supplementally explain what these are.

     RESPONSE: A "Bank overdraft" as reported on the Statement of Assets and Liabilities results from a temporary shortfall of cash due to, for example, a failed portfolio sale transaction or a capital stock exchange out. The overdraft is funded by the Fund's custodian bank only. The amounts are usually small or are covered the next day. We consider a "Borrowing" to occur when the Fund makes a specific drawdown on the credit facility described in the footnote. These are usually larger in amount and expected to be outstanding for at least several days. The footnote was referring only to borrowings that would occur under the credit facility described in the footnote. None of the amounts reported as "Bank overdraft" on the Statement of Assets and Liabilities were related to borrowing on the credit facility.

COMMENT 13: On the Statement of Assets and Liabilities in the RiverSource State Tax-Exempt Funds 2008 Annual Report there is a line item entitled "Short term floating rate notes outstanding." Supplementally explain whether these floating rate notes are considered senior securities. If so, how do they meet requirements of Section 18 of the Investment Company Act of 1940?


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     RESPONSE: The liability for short-term floating rate notes outstanding reported on the Statement of Assets and Liabilities results from the consolidation of special purpose bond trusts for GAAP financial reporting purposes. The floating rate notes are issued by the special purpose bond trust, and are not senior securities issued by the Fund.

     Certain municipal bonds are acquired by the Fund and sold to a broker-dealer who then consolidates the bonds into special purpose bond trusts in exchange for cash and residual interests in the trust's assets and cash flows, which are in the form of inverse floating rate securities. The trusts fund the purchases of the municipal bonds by issuing short-term floating rate notes to third parties. The bonds held by the trusts serve as collateral for the short-term floating rate notes outstanding. The residual interests held by each Fund (inverse floating rate securities) include the right of each Fund (1) to cause the holders of the short-term floating rate notes to tender their notes at par, and (2) to transfer the municipal bonds from the trusts to each Fund, thereby collapsing the trusts. The Fund consolidates the bond trusts and the short-term floating rate notes issued by the bond trusts. As such, the municipal bonds transferred to the trusts are reported in each Fund's investments in securities and the related short-term floating rate notes are reflected as Fund liabilities under the caption "Short term floating rate notes outstanding" in the Statement of Assets and Liabilities.

COMMENT 14: On the Statement of Assets and Liabilities in the Seligman LaSalle Real Estate Fund Series 2008 Annual Report there are two line items: (1) Under the Assets portion: Receivable from the Manager (Note 4a), and (2) Under the Liabilities portion: Management fee payable. Supplementally explain what these items are and represent that such items will be explained in the Notes to Financials in the future.

     RESPONSE: The amount reported as an "Asset" is the amount payable by the Manager to the Fund for reimbursement of fund expenses as of December 31, 2008 due to the expense limitation in place. The amount reported as a "Liability" is the full amount of the management fee payable at December 31, 2008. Each amount is settled with or by the Fund promptly after month-end. However, we do not net the amounts in the Statement of Assets and Liabilities. These arrangements are thoroughly described in Note 4a to the Financial Statements in the Seligman LaSalle Real Estate Fund Series 2008 Annual Report and will continue to be explained in future reports, if applicable.

COMMENTS 15: In Note 2(d) to the Financial Statements in the Seligman Communications and Information Fund 2008 Annual Report, restricted cash references that it is related to "the Fund's insurance policies." Supplementally explain this arrangement and the circumstances and conditions to which this will occur in the future.

     RESPONSE: The Fund, as a part of the Seligman Group of Funds, maintained a joint fidelity bond and D&O/E&O Liability Insurance policy with ICI Mutual Insurance Company until November 2008. When the ICI arrangement started in 1989, the Fund was required to arrange for a bank to issue a letter of credit for the benefit of ICI Mutual to assist ICI Mutual in raising capital. The bank that issued the letter of credit required the Fund to deposit cash as collateral with the bank equal to the face amount of the letter of credit. The Fund was restricted from withdrawing this cash as long as the letter of credit was outstanding. In connection with the acquisition of Seligman by RiverSource in November 2008, the Seligman Funds cancelled their insurance policies with ICI Mutual and became additional insureds on the policies maintained by the RiverSource funds. With the cancellation of the insurance policies, the Fund also cancelled the letter of credit and received back from the bank the cash deposit. It is not expected that a similar arrangement will be needed in the future.

COMMENT 16: Provide a representation that the auditors' opinions cover the schedule of investments in securities. If a summary schedule of investments in securities is used, as outlined in Instruction 1 to Item 27(b)(1) of New Form N-1A, please represent that a separate opinion has been issued for the full schedule of investments in securities.

     RESPONSE: The auditors' opinions for all funds in the RiverSource Family of Funds (RiverSource, Threadneedle and Seligman funds) cover the financial statements in their entirety, including the schedule of investments. None of the Funds use a summary schedule of investments. For example, the auditor's opinion on page 33 of the 2008 Annual Report for Seligman Communications and Information Fund states in the opening sentence, "[w]e have audited the accompanying statement of assets and liabilities of Seligman Communications and Information Fund, Inc. (the "Fund"), INCLUDING THE PORTFOLIO OF INVESTMENTS, as of December 31,


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     2008....(emphasis added)" The auditors' opinions for other Funds contain similar wording in the first sentence of the first paragraph of the opinion.

COMMENT 17: In Note 8 to the Financial Statements in the RiverSource Cash Management Fund 2008 Annual Report there is reference to a cash infusion by Ameriprise Financial, Inc. Supplementally explain how it was accounted for.

     RESPONSE: The Subsequent Event as disclosed in Note 8 to the Financial Statements in the RiverSource Cash Management Fund 7/31/08 Annual Report relates to the purchases made between September 16 - 22, 2008 by Ameriprise Financial of positions of Lehman Brothers variable rate notes held by the Fund. Purchases made by Ameriprise Financial were for cash at a price equal to amortized cost plus accrued interest in accordance with Rule 17a-9 under the Investment Company Act of 1940, as amended. The Fund recorded these transactions as "Increase from payments by affiliate (Note 6)" on the Statement of Operations for the fiscal year ended July 31, 2009 equal to the aggregate difference between the fair value of the Lehman Notes at each purchase date and the cash received from Ameriprise Financial.

     The following disclosure relating to the aforementioned purchases of the Lehman Notes by Ameriprise Financial is included in Note 6 to the Financial Statements in the 2009 Annual Report for the Fund:

     On Sept. 15, 2008, Lehman Brothers Holdings Inc. (Lehman Brothers) filed a Chapter 11 bankruptcy petition. At that time, the Fund owned $40 million in medium term commercial paper issued by Lehman Brothers (the Lehman Notes). The value of the Lehman Notes declined following Lehman Brothers filing of its bankruptcy petition. From Sept. 16, 2008 through Sept. 30, 2008, Ameriprise Financial purchased the total $40 million par of the Lehman Notes from the Fund for cash at a price equal to amortized cost plus accrued interest in accordance with Rule 17a-9 of the 1940 Act. The Fund recorded $30.3 million as a payment by affiliate, which is equal to the aggregate difference between the fair value of the Lehman Notes at each purchase date and the cash received from Ameriprise Financial.

In connection with the N-CSR filings identified above for the above-referenced Registrants, each Registrant hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at 612-671-4321 or Heidi Brommer at 612-671-2403.

Sincerely,


/s/ Christopher O. Petersen
---------------------------------------
Christopher O. Petersen
Vice President and Group Counsel
Ameriprise Financial, Inc.


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